UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 9

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

“Final Results of the Offer and Completion of the Merger

The Offer and any withdrawal rights thereunder expired at 12:00 midnight, Eastern Time, at the end of the day on June 6, 2022 (the “Expiration Time”). According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of the Expiration Time, 194,816,290 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 66.0% of the outstanding Shares (not including 9,464,299 Shares delivered through Notices of Guaranteed Delivery, representing approximately 3.2% of the outstanding Shares). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment and will promptly pay for all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Cerner in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of Cerner through the Merger as promptly as practicable without a meeting of Cerner’s stockholders or any further action by Cerner’s stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner, or (ii) Shares held by stockholders who properly exercised appraisal rights in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding.

Following the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Oracle and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Cerner’s reporting obligations under the Exchange Act as promptly as practicable.

On June 7, 2022, Oracle issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(Y) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

The following Exhibit is attached hereto:

(a)(5)(Y)	Press Release issued by Oracle Corporation on June 7, 2022, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(Q) to Schedule TO Amendment No. 8).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Daniel P. Devers
Name: Daniel P. Devers
Title: Executive Vice President and Chief Legal Officer
Date: June 7, 2022